QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2010

INTRODUCTION

The following information, prepared as of August 5, 2010, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at June 30, 2010 and for the three and six months ended June 30, 2010 and 2009, and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

Historically, Quest’s primary business focus was to invest in mortgages secured by Canadian real estate. In 2010, Quest continued its focus on the collection and monetization of its existing loan portfolio in order to support liquidity rather than on the origination of new loans. The Company has made significant progress in this regard, monetizing nearly $30 million of loans in the second quarter of 2010 and over $87 million in the six months ended June 30, 2010. The Company will continue to focus its efforts on loan monetization.

In a June 10, 2010 press release, the Company announced it had signed a letter of intent (the “LOI”) with Sprott Consulting Limited Partnership (“Sprott”). Pursuant to the terms of the LOI (the “Sprott transaction”), Sprott will manage a rebranded Quest and the Company will change its lending strategy from real estate lending to natural resource lending. Under this transaction, which is subject to the approval of shareholders at a special meeting on August 17, 2010, the Company would provide bridge and mezzanine lending to precious metal mining, exploration and development companies, as well as to oil and gas companies. The Company would also finance base metal mining, exploration and development companies and other resource related businesses. The Company would be managed by Sprott through a management services agreement and partnership agreement (the “Agreements”), whereby Sprott would provide executive management and two directors. To reflect this change in lending focus, Quest would change its name to Sprott Resource Lending Corp.

Changing the Company’s lending focus from real estate to resource-based loans and the Agreements with Sprott may benefit shareholders for a number of reasons, including:

  Lending to companies in the natural resource sector positions the Company to finance a growing component of mid-tier companies who are not being served by conventional banks;

  Sprott is already active in financing the Canadian resource sector, and the Company will be able to leverage Sprott’s deal flow, contacts and execution abilities to increase its return on assets;

  Once resource-lending activities commence, the Company plans to reinstate a dividend equal to the average 30-year Government of Canada bond interest yield or similar index;

  Sprott would invest up to $25 million in the Company through a private placement. These proceeds will provide an additional base from which the Company can build its refocused loan portfolio; and

  A resource-based portfolio is expected to produce shorter-term loan durations with above average interest yields, with the additional upside of bonus arrangements that are generally tied to the underlying resource properties or shares of the borrowers.

The Board of Directors recommends that shareholders vote in favour of the various resolutions required to effect the Sprott transaction and Agreements at the shareholders meeting on August 17, 2010. A notice of meeting, management proxy circular and other related documents (“Circular”) have been mailed to shareholders and are filed with the applicable securities regulatory authorities in Canada and the United States.

In addition to the Sprott transaction, the Company announced that it is pursuing a substantial issuer bid (“SIB” or “Offer”) to repurchase up to 44,444,444 of its common shares using a modified Dutch auction with a price range of $1.35 to $1.60 per common share. While the SIB is not contingent on the approval of the Sprott transaction, it provides an additional exit for shareholders who do not wish to remain as shareholders of the Company if the proposed Sprott transaction proceeds. SIB tenders must be made by August 30, 2010 and subsequent take-up and payment for the common shares will take place shortly thereafter. Common shares repurchased by the Company will be cancelled. The Company entered into a $35 million standby line of credit specifically for the purposes of ensuring the Company has adequate funds available to complete the SIB. The mechanism for completing the SIB is discussed herein under the heading, “Financial Position.”

The formal Offer and other related documents containing the full terms and conditions of the Offer and instructions for tendering common shares have been mailed to shareholders and are filed with the applicable securities regulatory authorities in Canada and the United States. These documents and the Circular are available under the corporate profile of Quest on SEDAR and on the website of the SEC. These documents should be read for the full details of the Offer and Sprott transaction.

As a mortgage investment corporation (“MIC”), Quest’s balance sheet is currently dominated by residentially oriented loans. In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured is, or is intended to be, devoted to residential purposes. This includes loans for the development or financing of single family, apartment, condominium, social housing and nursing/retirement residences.

A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) that allows the Company to reduce its taxable income through the payment of dividends to its common and preferred shareholders. A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year or within 90 days of its year end. Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income - see “Dividend Policy for 2010” herein. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially-oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

In the event that the arrangement contemplated with Sprott is completed, it is intended that the Company will cease to be a MIC.

RESOURCE LENDING

Under the proposed Sprott transaction, Sprott would provide the Company’s day-to-day management and administration functions. In addition, Sprott would provide the Company’s executive management, including the Chief Executive Officer (Peter Grosskopf), Chief Financial Officer (Jim Grosdanis), Chief Operating Officer (yet to be named) and two directors, John Embry and Peter Grosskopf. In addition, another director will be added, Murray John, President and CEO of Dundee Resources Limited. Subject to the terms of the Agreements, Sprott could share in the profits of resource lending of up to 2% of resource assets under management less executive and director compensation, plus 20% of the resource lending income before taxes in excess of the average 30-year Government of Canada bond yield or similar index.

Subject to the Sprott transaction closing, and subject to Board and Credit Committee approvals, a resource lending policy would be established. The anticipated loan lending criteria for typical resource loans are as follows:

Loan Term	Criteria
Amount	$5 million - $10 million, but may exceed $20 million
Purpose	Bridge and mezzanine financing (start-up financing excluded)
Sectors	Oil and gas and mining (including precious metals)
Rate	12% p.a., plus approximately 10% in bonus shares or warrants
Security	General security agreement and/or specific security
Geographic restrictions	None

NON-GAAP MEASURES

Return on equity (“ROE”) and return on assets (“ROA”) do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. ROE and ROA are commonly used measures to compare the performance of lenders. These non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

  return on equity - annualized net income divided by average shareholders’ equity.

  return on assets - annualized net income divided by average total assets.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

SECOND QUARTER 2010 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of Quest’s financial performance as at June 30, 2010 and for the three and six months then ended, and should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 - Selected Financial Information
($ thousands, except per share amounts)
	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
Net interest income	3,751	3,882	7,148	10,455
Loan loss expense	(2,533)	(5,884)	(4,116)	(8,481)
Gain (loss) on sale of loans and foreclosed properties	14	(325)	656	(325)
Syndication fees and other income	9	16	17	29
Loss before income taxes	(1,218)	(5,973)	(1,066)	(3,907)
Net loss	(937)	(4,280)	(557)	(2,897)
Loss per share - basic and diluted	(0.01)	(0.03)	(0.00)	(0.02)
Return on equity - annualized[1]	(1% )	(6% )	(0% )	(2% )
Return on assets - annualized[1]	(1% )	(5% )	(0% )	(2% )

	June 30,	December 31,		Change from
	2010	2009	December 31, 2009
Loans receivable	198,755	274,153	(75,398)	(28%	)
Total assets	261,282	298,400	(37,118)	(12%	)
Non-recourse loan syndication	-	20,677	(20,677)	(100%	)
Total liabilities	3,451	24,493	(21,042)	(86%	)
Shareholders' equity	257,831	273,907	(16,076)	(6%	)
Common shares outstanding	139,529,934	151,342,734	(11,812,800)	(8%	)
Book value per share	1.85	1.81	0.04	2%
Impaired loans - carrying value	121,147	144,656	(23,509)	(16%	)
Loan loss provision	36,327	36,063	264	1%
Provision as a percentage of impaired loans	23%	20%

     1      See section “Non-GAAP Measures” for definitions.

For the three months ended June 30, 2010, net interest income was $0.1 million lower than during the same period in 2009. Included in interest income for the three months ended June 30, 2010 are one-time earnings of $1.0 million from interest recovered on the sale or curing of impaired loans. Included in net interest income for the three months ended June 30, 2009 is a $2.2 million interest expense for dividends paid on preferred shares and interest paid on a revolving debt facility. The preferred shares were redeemed and the debt facility was repaid in late 2009, so no equivalent charges have been incurred in 2010.

Excluding the impact of the one-time interest earnings during the three months ended June 30, 2010 and the interest expense during the three months ended June 30, 2009, net interest income during the three months ended June 30, 2010 was $3.3 million lower than the comparative 2009 period as a result of a decrease in the principal balance of performing loans. The decrease in the principal balance of performing loans is attributed to a reduction in the loan portfolio resulting from the Company’s loan monetization efforts. In addition, certain loans outstanding as at June 30, 2010 became impaired during the second half of 2009 and, as a result of the Company’s accounting policy, no interest income was recorded on these loans.

Net loss decreased $3.3 million or 78% in the second quarter of 2010 compared with the second quarter of 2009 as a result of lower loan loss expenses. Basic and diluted loss per share decreased $0.02 to $0.01.

Quest’s total assets as at June 30, 2010 were $37.1 million lower than at December 31, 2009. The primary contributors to this decrease was the use of funds received through the monetization of the Company’s loan portfolio to purchase Quest shares for $16.0 million and to repay all of the $20.7 million of non-recourse loan syndication liabilities held as of December 31, 2009.

Quest’s shareholders' equity at June 30, 2010 was $16.1 million lower than at December 31, 2009 as a result of the purchase and cancellation of $16.0 million of the Company’s shares by way of the normal course issuer bid and a net loss for the six months ended June 30, 2010 of $0.6 million, offset by stock-based compensation of $0.5 million.

DIVIDEND POLICY FOR 2010

Historically, Quest’s common share dividend policy was guided by its status as a MIC. This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry-forwards. As at June 30, 2010, there were $34.2 million of non-capital tax losses carried forward from 2010 and prior years which may be utilized to reduce taxable income in future years. The precise timing, in the short term, of the utilization of its tax loss carry-forwards cannot be reasonably determined, and it is unlikely a dividend would be paid during 2010.

If the Company successfully completes the Sprott transaction discussed under the heading “Business Profile and Strategy,” it will look to reinstate a dividend equal to the average yield of Government of Canada 30-year bonds or similar index. The exact timing of the dividend reinstatement is unknown at this time, but it is expected in 2011. The Company will provide further guidance on its MIC status as the outcome of the proposed Sprott transaction is known.

OUTLOOK

In the first two quarters of 2010, there has been an increase in real estate sales activity in some of the markets where Quest lends. While the Company continues to experience delays in receiving repayments on certain loans, many of these loans are at the stage where Quest can now actively market the underlying real estate security and realize proceeds. However, given their nature and size, certain loans may continue to be impaired in the immediate future.

Loan losses were recorded in the second quarter of 2010 in the amount of $2.5 million, net of $0.3 million in recoveries of loan loss provisions previously recorded. This resulted in a cumulative loan loss provision as at June 30, 2010 of $36.3 million. Generally, these loan losses reflect recent comparative market data and purchase offers which are discussed in further detail under the “Credit Quality and Impaired Loans” heading herein. As previously noted, the repayment and value of these loans remain subject to a functioning and healthy real estate market. Additionally, the Company uses estimates which contemplate the Company’s current practices for the orderly monetization of such loans. Changes to these practices could negatively impact the estimated values and the ultimate net realized values of such loans.

During the three months ended June 30, 2010, Quest was able to monetize $29.8 million of its loans. Regardless of the outcome of the proposed Sprott transaction, the Company will continue its loan monetization efforts. Until the outcome of the proposed Sprott transaction is known, the Company has ceased originating new loans, and is only funding existing loans where the Company is committed to do so, and for protective disbursements that protect the value of the underlying loan security.

It is expected that interest income over the near term will be negatively impacted by the proposed Sprott transaction since no new real estate loans are being made pending the shareholders’ approval of the Sprott transaction in August 2010, and if approval is received, its closing in early September 2010.

It is expected that if the Sprott transaction is completed, the transition to resource lending and the investment of available funds in natural resource loans will be initiated without delay. The timing and amounts of such loans are difficult to quantify at this time and further guidance will be provided as these factors become known. The Company’s ability to originate resource loans will be governed by several factors, including available cash, supply of suitable loans and hiring employees dedicated to resource lending.

In addition to reduced interest income, the Company will incur transition costs as a result of the Sprott transaction. As such, the Company will likely incur operating losses in the near term. The full or exact amounts of operating losses are difficult to quantify at this time. Transition costs are estimated to be approximately $2.4 million. Transition costs include legal and regulatory filing costs, early termination costs of two executive contracts, and employee costs relating to a retention plan and, severance and relocation of the Company’s head office to Toronto. In order to ensure the Company continues to fulfill its reporting and regulatory obligations, the Company has implemented a retention plan for certain employees. Payment of transition costs are expected to occur over the next several quarters.

Under the Offer, up to $60 million of capital could be returned to shareholders, thereby reducing the Company’s capital base by up to 23%, which would reduce the Company’s liquidity significantly. Currently, the Company has approximately $64 million in cash and has an operating line of credit of $35 million available to fund the SIB, if required. Management believes the Company will have sufficient liquidity after the Offer to meet its obligations as they become due – see Liquidity and Liquidity Risk section herein.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	Three Months Ended June 30				Six Months Ended June 30
		2010		2009		2010		2009
Interest and other income	$	%	$	%	$	%	$	%
Interest income	3,800	306	6,478	(280)	7,336	198	15,175	904
Interest and syndication expense	(49)	(4)	(2,596)	112	(188)	(5)	(4,720)	(281)
Loan loss expense, net of recoveries	(2,533)	(204)	(5,884)	255	(4,116)	(111)	(8,481)	(505)
Gain (loss) on sale of loans and foreclosed properties	14	1	(325)	14	656	18	(325)	(19)
Syndication fees and other income	9	1	16	(1)	17	0	29	1
	1,241	100	(2,311)	100	3,705	100	1,678	100
Non-interest expense
Salaries and benefits	1,425	58	2,411	66	2,681	56	3,285	59
Stock-based compensation	210	8	113	3	472	10	313	6
Legal and professional services	241	10	289	8	476	10	511	9
Resource asset related expenses	70	3	56	2	130	3	141	3
Other expenses	513	21	793	21	1,012	21	1,335	23
	2,459	100	3,662	100	4,771	100	5,585	100

Loss before income taxes	(1,218)		(5,973)		(1,066)		(3,907)
Income tax (recovery) expense	(281)		(1,693)		(509)		(1,010)
Net loss	(937)		(4,280)		(557)		(2,897)

Net loss

For the three months ended June 30, 2010, the Company had a net loss of $0.9 million, compared with a net loss of $4.3 million for the same period in 2009. The decreased loss is primarily the result of lower loan loss expense, interest and syndication expense, and salaries and benefits in 2010 compared with 2009, which were partially offset by lower interest income.

Interest income

Interest income includes loan interest at the stated loan rate, excluding interest that has not been accrued on impaired loans, plus loan commitment fees net of originators’ fee expense. Interest is calculated using the effective interest rate method.

Interest income decreased $2.7 million or 41% to $3.8 million in the three months ended June 30, 2010 compared with the same period for 2009. This is a result of a 35% decrease in the average loan principal outstanding from $377.4 million in the second quarter of 2009 to $245.0 million in the second quarter of 2010. In addition, on an annualized basis, the yield over the entire loan portfolio was 5% in the second quarter of 2010, excluding $1.0 million in onetime recapture of interest on non-performing loans sold, compared with 7% in 2009. This decrease is a result of an increase in the proportion of impaired loans, on which no interest income is recorded, within the overall loan portfolio.

Interest and syndication expense

Interest and syndication expense for the three months ended June 30, 2010 relates to the amortization of commitment fees paid on a $35 million standby line of credit obtained to fund potential common share repurchases under the SIB which is further discussed herein under the heading, “Business Profile and Strategy.” To date, the Company has not drawn on this facility, thus no other related interest expense has been incurred.

Interest and syndication expense of $2.6 million for the three months ended June 30, 2009 is composed of $0.7 million in interest in a revolving debt facility, $1.5 million in First Preferred Shares, Series A dividends (treated as interest expense), and $0.4 million in non-recourse loan syndication expense. In the year-ended December 31, 2009, the Company repaid the debt facility and redeemed the First Preferred Shares, Series A, and the Company repaid the syndicated portions of all non-recourse loans in March 2010. Consequently, no comparable expenses were incurred during the second quarter of 2010.

Loan loss expense, net of recoveries

The Company’s loan loss expense, net of recoveries for the three months ended June 30, 2010 comprises $2.8 million in new loan losses recorded, offset by $0.3 million in recoveries on loan losses recorded in prior years. In the comparative period for 2009, the expense comprised $5.9 million in loan losses and $nil in recoveries. The change from 2009 is a result of continued management assessment of loan recoverability and actual loan remediation.

In establishing the Company’s loan loss provisions, management must estimate the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans.” The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of the value of real estate or other assets securing a loan for the purposes of establishing a loan loss provision and the ultimate value realized on that security.

Salaries and benefits

Salaries and benefits decreased $1.0 million or 41% to $1.4 million in the second quarter of 2010 compared with the second quarter of 2009. This decrease corresponds with a 42% reduction in the average number of employees during the second quarter of 2010 compared with the same period in 2009.

Stock-based compensation

Stock-based compensation of $0.2 million for the three months ended June 30, 2010 was $0.1 million higher than for the same period in 2009. The increase is a result the straight-line amortization of the fair value of 4,225,000 options that were granted to employees in the first quarter of 2010.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have decreased $0.3 million in the three months ended June 30, 2010 compared with the same period in 2009 as a result of administrative cost containment, savings realized from the closure of the Company’s Toronto office in the second quarter of 2009 and lower stock exchange fees in 2010.

Income tax recovery

Prior to 2010, the Company recognized a future tax asset based on the likely realization of non-capital tax losses which were to be utilized against future taxable earnings. During the three months ended June 30, 2010, the Company incurred additional tax losses due to additional loan loss expenses. As at June 30, 2010, the Company has $34.2 million of non-capital tax losses remaining to reduce future taxable income.

Comprehensive income

As at June 30, 2010 and 2009, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value. As a result, there is no other comprehensive income to report for the three months ended June 30, 2010 and 2009.

FINANCIAL POSITION

Table 3 - Condensed Balance Sheet
($ thousands)
	June 30, 2010		December 31, 2009
	$	%	$	%
Cash deposits	42,838	17	4,729	1
Loans receivable	198,755	76	274,153	92
Future income tax assets	11,666	4	11,504	4
Other assets	8,023	3	8,014	3
Total Assets	261,282	100	298,400	100

Liabilities	3,451	1	24,493	8
Shareholders’ equity	257,831	99	273,907	92
Total liabilities and shareholders’ equity	261,282	100	298,400	100

Cash deposits

Cash deposits include cash balances with major Canadian chartered banks and exclude restricted cash. The Company’s cash balance at June 30, 2010 is $38.1 million higher than at December 31, 2009. The increase is a result of proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties), partially offset by repurchases of the Company’s shares, repayments of non-recourse syndications and loans funded.

Loans receivable

As at June 30, 2010, the Company’s loans receivable consisted of 25 loans with a carrying value of $198.8 million. As at December 31, 2009, the Company’s loans receivable consisted of 34 loans with a carrying value of $274.2 million.

The following table summarizes the components of the Company’s loans outstanding:

Table 4 - Loan Portfolio
($ thousands)
	June 30, 2010		December 31, 2009
Mortgage Principal Outstanding	$	%	$	%
Land under development	121,337	52	135,549	44
Real estate - residential	-	-	6,763	2
Real estate - commercial	76,051	32	87,493	28
Construction	36,346	16	78,318	26
Total principal outstanding	233,734	100	308,123	100
Accrued interest and deferred fees, net	1,348		2,093
Loan loss provision	(36,327)		(36,063)
Loans receivable	198,755		274,153

The following table summarizes the quarterly activity in the Company’s loan principal:

Table 5 - Loan Principal Continuity
($ thousands)
	Three Months Ended		Six Months Ended
		June 30		June 30
	2010	2009	2010	2009
	$	$	$	$
Principal balance, beginning of period	254,888	386,178	308,123	387,587
Loans funded, net of syndicate portions	7,910	7,731	13,748	18,747
Loans repaid and sold, net of syndicate portions	(29,064)	(25,200)	(88,137)	(37,625)
Principal balance, end of period	233,734	368,709	233,734	368,709

Loan principal funded in the three months ended June 30, 2010 comprises $1.9 million in cash advances, $0.5 million funded through interest capitalized to principal and $5.5 million paid to take over syndicated portions of existing loans. The decrease in loans funded in the second quarter of 2010 compared with 2009 is due to the Company’s focus on loan monetization.

Loan principal repaid and sold in the three months ended June 30, 2010 is composed of $23.4 million in loan principal repayments and sale proceeds received in cash and $5.7 million in principal transferred to other assets on the sale of two loans for which proceeds were outstanding as at June 30, 2010. The increase in loans repaid and sold compared with the three months ended June 30, 2009 is the result of the Company’s focus on loan monetization.

As at June 30, 2010, the loan portfolio was composed of almost 100% first position mortgages:

Table 6 - Priority of Mortgage Principal Security Charges
($ thousands)
	June 30, 2010		December 31, 2009
	$	%	$	%
1st position	233,066	100	307,455	100
2nd position	668	-	668	-
Total mortgages	233,734	100	308,123	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying real estate:

Table 7 - Geographic Location of Mortgage Principal
($ thousands)
	June 30, 2010		December 31, 2009
	$	%	$	%
British Columbia	98,029	42	141,694	46
Prairies	111,653	48	125,429	41
Ontario	24,052	10	41,000	13
Total mortgages	233,734	100	308,123	100

The Company expects that the real estate loan portfolio will continue to be weighted in favour of British Columbia and the Prairies for the near term.

Credit quality and impaired loans

As part of its loan security, the Company has corporate and/or personal guarantees from borrowers in addition to the property securing the mortgage. Where, in Quest’s opinion, the real estate security alone is not sufficient to meet Quest’s lending criteria, management has obtained additional collateral. Management reviews the portfolio on a regular basis to estimate the value of the underlying security and if credit conditions have adversely impacted the carrying value of the loan, suitable action is taken.

As at June 30, 2010, Quest had $14.0 million in loan principal outstanding (December 31, 2009 - $15.3 million) which is classified as past due, but is not impaired because it is less than 90 days past due or there is reasonable assurance of collection of principal and accrued interest.

As at June 30, 2010, the Company had 14 impaired loans with a total carrying value of $121.2 million (December 31, 2009 - $144.7 million) on which remedial action has been undertaken. Loan loss provisions totaling $36.3 million have been included in the combined carrying value of $96.3 million for 13 of these loans. For the remaining impaired loan, with a carrying value of $24.9 million, management has not provided for any loan loss provision as the estimated net realizable value of the collateral securing the loans is in excess of the carrying value of the impaired loan.

In determining whether a loan is impaired, Quest looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears 90 days or greater, the loan is declared to be impaired and interest ceases to be recorded on the loan. If there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, even though the regular loan payments may be less than 90 days in arrears, the loan is declared to be impaired. All impaired loans are analyzed to determine whether there has been a reduction in the value of the real estate and other collateral securing the loan such that the carrying value of the loan is in excess of the value of the security. The value of the security is estimated by management using independent appraisals and other market knowledge. Where management can reasonably estimate the time required to dispose of the security, Quest computes the discounted estimated net proceeds on disposal of the security at the interest rate inherent in the loan contract to arrive at the present value of the estimated future net proceeds. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense.

Quest uses various methods to estimate the current net realizable value for its impaired loans. Most important amongst these is the requisition of independent appraisals from recognized national appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales, since 2008, in certain regions where Quest lends has reduced the number of recent comparable transactions on which appraisals may be based and consequently, this has made it difficult to accurately value certain types of properties on which Quest lends. This leads to significant measurement uncertainty and the ultimate net realizable values for real estate by which an impaired loan is secured may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

As the loan remediation process continues, additional information may be identified, including the listing of properties for sale and the results of negotiations and comparable sales data.

In the three months ended June 30, 2010, the Company’s loan loss provision increased to $36.3 million from $34.6 million as at March 31, 2010. The increase comprises a $2.5 million loan loss expense recorded in the quarter, partially offset by a $0.8 million write-off of a loan loss provision related to a loan sold in the quarter.

The following table summarizes the changes to the Company’s loan loss provision during the three months ended June 30, 2010, by loan type and geographic location:

Table 8 - Summary of Impaired Loans
($ millions)
				Increase
				(Decrease) to
				Loan Loss
			Carrying Value	Provision[1] in
	Number		Excluding Loan	the Three	Loan Loss
	of	Property	Loss Provisions as	Months Ended	Provision as at
Geographic Area	Loans	Descriptions	at June 30, 2010	June 30, 2010	June 30, 2010
Okanagan region, British Columbia	4	Land under development	$40.1	$0.7	$15.0
Increase to loan loss provision relates to sales price adjustments on certain properties for sale.

Calgary region, Alberta	1	Land under development	24.9	nil	nil

Northern Alberta	3	Land under development; commercial building; residential construction	32.1	(0.2)	6.2
Decrease to loan loss provision relates to a change in the estimated cash flow assumptions in determining the provision required for a commercial building as a result of cash proceeds received, partially offset by negative sales price adjustments on a residential construction project.
Vancouver region, British Columbia	3	Land under development; commercial property	43.1	(0.4)	7.0
Decrease to loan loss provision relates to a change in the estimated net realizable value as a result of cash proceeds received in determining the provision required for a commercial property.

Edmonton region, Alberta	2	Office and residential building; residential construction;	17.3	2.7	8.1
Increase to loan loss provision relates to a change in the expected net realizable values on commercial buildings and construction projects that are being marketed.
Total	13		$157.5	$2.8	$36.3

1

Increase in the loan loss provision relates to loans outstanding as at June 30, 2010, and excludes $0.3 million in loan loss recoveries recorded on the sale of an impaired loan and $0.8 million in loan loss provisions that were written down on the sale of an impaired loan.

The following table summarizes changes in the carrying values and numbers of impaired loans since April 1, 2009:

Table 9 - Impaired Loan Continuity
($ Millions)
	Second		First		Fourth		Third		Second
	Qtr 2010		Qtr 2010		Qtr 2009		Qtr 2009		Qtr 2009
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	168.6	16	180.7	18	168.0	20	162.3	18	113.8	15
New impaired loans	-	-	-	-	40.8	2	34.4	6	52.6	5
Impaired loans sold or cured	(7.1)	(2)	(10.1)	(2)	(31.4)	(4)	(30.0)	(4)	(6.7)	(2)
(Repayments) advances on impaired loans	(4.0)		(2.0)		3.3		1.3		2.6
Ending impaired loans	157.5	14	168.6	16	180.7	18	168.0	20	162.3	18
Loan loss provision	(36.3)	13	(34.6)	14	(36.1)	15	(26.8)	15	(20.0)	13
Net carrying value of impaired loans	121.2		134.0		144.6		141.2		142.3

The following table summarizes the Loan to value (“LTV”) ratios of the Company’s performing loan principal outstanding, by maturity date, as at June 30, 2010:

Table 10 - LTV of Principal Outstanding for Performing Loans, by Maturity[1]
($ millions)
							Weighted
	Number	Total	0 - 24%	25 - 49%	50 - 74%	75 - 100%	Average
	of Loans	Principal	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	4	40.6	-	-	6.1	34.5	86%
Principal due 1 - 6 months	3	10.7	-	0.7	10.0	-	61%
Principal due 7 - 12 months	3	5.6	-	-	5.6	-	64%
Principal due 13 - 24 months	-	-	-	-	-	-	-
Principal due greater than 24 months	1	20.0	-	-	20.0	-	58%
	11	76.9	-	0.7	41.7	34.5

1

Loan to value is calculated as loan principal, including commitments for future funding, divided by the lower of the original and current estimated property value. Impaired loans are excluded from this summary.

Future income tax assets

The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions against future taxable income. As at June 30, 2010, the future tax asset increased $0.2 million to $11.7 million compared to $11.5 million as at December 31, 2009. This increase is the result of additional non-capital tax losses incurred in the six months ended June 30, 2010. As at June 30, 2010, the Company has $34.2 million of non-capital tax losses available to reduce future taxable income. The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets

Other assets at June 30, 2010 includes a receivable for $5.5 million in proceeds related to the loans sold prior to June 30, 2010, which were collected in July 2010. Outstanding loan sale proceeds of $5.9 million were included in the other assets balance as at December 31, 2009, which were collected in the first quarter of 2010. When proceeds from loan sales are excluded, the balances of other assets were $2.6 million at June 30, 2010 and $2.1 million at December 31, 2009, and comprise prepaid expenses, deferred fees, premises and equipment, intangible assets and deposits.

Liabilities

Total liabilities at June 30, 2010 decreased by $21.0 million to $3.5 million from $24.5 million at December 31, 2009. The largest component of this decrease was the repayment of $20.7 million of the Company’s non-recourse loan syndication liability recorded as at December 31, 2009. These loans were recorded on a gross basis, with Quest and syndicate partners’ positions presented separately. During the first quarter of 2010, the Company repaid all syndicate positions in non-recourse loans.

In June 2010, the Company obtained a $35 million line of credit (the “LOC”) to fund potential repurchases of the Company’s common shares under the SIB further discussed under the heading, “Business Profile and Strategy.” Funds drawn on the LOC carry an interest rate ranging from 8% to 11% and must be repaid on or before December 31, 2010. As at June 30, 2010, no funds had been drawn on this facility.

Shareholders’ equity

Quest’s shareholders' equity decreased by $16.1 million at June 30, 2010 from December 31, 2009 as a result of the purchase and cancellation of $16.0 million in the Company’s shares and a net loss for the six months ended June 30, 2010 of $0.6 million, offset by stock-based compensation of $0.5 million. Further information on the Company’s capital resources is discussed in the “Liquidity Risk” section herein.

On June 10, 2010, the Company announced it is pursuing a SIB to purchase up to $60 million of its common shares. Under the terms of the SIB, the Company is offering to purchase for cancellation up to 44,444,444 of its common shares through a modified Dutch auction process at a price not less than $1.35 per share and not more than $1.60 per share. The eventual price will be a function of the number of shares tendered and the prices elected by participating shareholders. The SIB will expire on August 30, 2010 and the payment for the common shares tendered will be made shortly thereafter.

If shareholders approve the Sprott transaction discussed herein under the heading, “Business Profile and Strategy,” Sprott, their affiliates or their clients will purchase up to $25 million in the Company’s shares through a private placement. The price per share would be the lower of $1.60 and the clearing price paid for shares under the SIB.

Contractual obligations

The Company has a contractual obligation for its leased office space in Vancouver as well as a long-term software maintenance agreement. As at June 30, 2010, $1.2 million is due to be paid under these commitments during the remainder of 2010 and through 2014. The Company also has contractual obligations to pay certain officers compensation of $2.0 million, contingent on the officers remaining with the Company through the terms of their respective contracts, which expire in 2012. As well, the Company has committed to fund further loan advances, subject to the borrowers meeting certain conditions, as at June 30, 2010 in the amount of $8.5 million. These loan commitments expire on or before March 31, 2011, but could be required on demand.

The following table summarizes these obligations outstanding:

Table 11 – Contractual Obligations
($ thousands)	Obligations Due by Year

Contractual Obligation	Total	2010	2011	2012	2013	2014
Office lease and other	1,223	235	469	469	25	25
Employment contracts	2,000	-	-	2,000	-	-
Loan commitments	8,450	8,450	-	-	-	-
Total	11,673	8,685	469	469	25	25

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 12 - Summary of quarterly results
($ thousands, except per share amounts)
	Second	First	Fourth	Third	Second	First	Fourth	Third
	Qtr 2010	Qtr 2010	Qtr 2009	Qtr 2009	Qtr 2009	Qtr 2009	Qtr 2008	Qtr 2008
Interest income	3,800	3,536	4,165	5,222	6,891	8,697	11,592	12,547
Other income (loss)	23	650	16	124	(309)	13	30	44
Loan loss expense, net of recoveries	2,533	1,583	14,987	8,081	5,884	2,597	10,685	2,600
(Loss) income before taxes	(1,218)	152	(17,112)	(7,177)	(5,973)	2,066	(380)	6,662
Net (loss) income	(937)	380	(13,576)	(5,160)	(4,280)	1,383	1,848	6,358
(Loss) earnings per share - basic and diluted	(0.01)	0.00	(0.09)	(0.03)	(0.03)	0.01	0.01	0.04
Total Assets	261,282	275,428	298,400	357,404	362,452	382,824	384,255	381,722
Total Liabilities	3,451	3,082	24,493	69,842	71,495	89,062	93,256	86,211

Although additional loan loss expenses were recognized in the three months ended June 30, 2010, there has been a general improvement in the Canadian real estate market compared with that experienced during the second half of 2008 and through 2009. Management will continue to use conservative estimates when determining whether future loan loss provisions are required, but the pace of future losses is expected to slow.

Interest income, which increased in the second quarter of 2010 due to $1.0 million in one-time recoveries impaired loan interest not previously accrued, has trended downwards since the third quarter of 2008. This is due to an increase in the proportion of impaired loans, on which interest is not recorded, and a reduction in the performing loan portfolio due to the Company’s focus on loan monetization.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 4 of its audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Future tax assets and liabilities

The Company has recognized a future tax asset based on its likely realization of tax losses to be utilized against future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds. If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings. The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not adopt any new accounting policies in the six months ended June 30, 2010.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS to be effective for fiscal periods beginning on or after January 1, 2011. Management has established a plan to adopt IFRS on January 1, 2011 with restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended December 31, 2010.

An implementation team has been created and management has engaged a third-party advisor to assist. Management has completed the diagnostic phase, assessed the accounting policy choices and elections that are allowed under IFRS, has established positions with respect to elections under IFRS, and has identified preliminary adjustments to its transitional IFRS balance sheet. These positions have been reviewed for reasonableness by the Company’s third-party advisor, but have not been audited. While not an exhaustive list, the following summarizes key IFRS determinations made by management:

Table 13 - Summary of Significant IFRS Differences from Canadian GAAP

Issue	Treatment Under Canadian GAAP	Treatment Under IFRS

Revenue recognition	The Company ceases to record interest and deferred fee revenue on all loans when they become impaired.	Under existing IFRS, the Company may continue to record interest and deferred fee revenue on impaired loans if recovery of additional income is probable.

Management’s preliminary determination is that additional interest income could be recorded on certain of its impaired loans. If, subsequent to recording any additional interest income, management determines that this income will not be collected, additional loan loss provisions may also be recorded. Management continues to assess the appropriate IFRS treatment and will provide future guidance.

Loan loss provisioning

Where indicators of impairment exist, the Company determines specific loan loss provisions by comparing the discounted present value of future cash flows for impaired loans, when such cash flows can be reasonably estimated, and records a loan loss provision for any excess in loan carrying value over the total discounted cash flows. When future cash flows cannot be reasonably estimated, the Company uses appraisal values.

Under existing IFRS, the Company is required to determine the loan loss provision using estimated discounted future cash flows for all loans for which indicators of impairment exist.

Management’s preliminary determination is that the future cash flows were used in determining loan loss provisions for the periods requiring IFRS presentation that have already passed. However, greater judgment may be required to determining future loan loss provisions under IFRS than under Canadian GAAP.

Table 13 - Summary of Significant IFRS Differences from Canadian GAAP

Issue	Treatment Under Canadian GAAP	Treatment Under IFRS

Loan syndications

The Company has derecognized the syndicated positions of all loans syndicated on a pari passu basis. As such, only the Company’s positions in these loans and related interest income is reported in the Company’s financial statements.

If certain conditions for derecognition are not met, the Company will present loans receivable and interest revenue on a gross basis, with offsetting liabilities and interest expense for amounts due to syndicate partners in its financial statements.

Management’s preliminary determination is that the terms of its loan syndication agreements may disqualify the Company from derecognizing portions of loans held by syndicate partners. As such, certain of its syndicated loans may be presented on a gross basis under IFRS with no resulting impact to net income or retained earnings. Management continues to assess the appropriate IFRS treatment and will provide future guidance.

Accounting for Castle Mountain

The Company accounts for its 75% joint venture holding in Castle Mountain using the proportionate consolidation method - 75% of all Castle Mountain assets, liabilities, income and expenses are consolidated with other Company items of the same nature.

The Company will account for Castle Mountain using the equity method - the Company will report 75% of Castle Mountain’s equity as a one-line investment in its consolidated balance sheet, and will report 75% of Castle Mountain’s net income as equity investment income in its consolidated statement of comprehensive income.

Stock-based compensation	The Company records the fair value of options granted as an expense on a straight-line basis over the options’ expected lives.

The Company will continue to expense options over their expected lives, but the expense is accelerated - the overall expense recognition will be front-loaded to earlier periods of the options’ expected lives.

Opening retained earnings will be lower on transition to IFRS than under Canadian GAAP to reflect the retrospective accumulation of additional stock-based compensation expense.

In addition to the aforementioned items, disclosures required under IFRS will likely be different than those required under Canadian GAAP.

As a number of existing IFRS are currently undergoing revision, including those with respect to financial instruments, the Company’s IFRS plan and preliminary assessments may be modified, as necessary, to take into account of any additional requirements arising from changes to existing IFRS prior to the Company’s transition date.

Management anticipates that accounting policy choices and elections under IFRS, and the IFRS transitional balance sheet (January 1, 2010) will be audited in the third quarter of 2010. With the assistance of a third-party advisor, the Company is preparing financial statements on a quarterly basis using preliminary IFRS adjustments and disclosures for internal transitional purposes in addition to financial statements under Canadian GAAP.

Management does not believe there will be a significant impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls and procedures. Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 13 of its unaudited interim consolidated financial statements as at June 30, 2010. The major related party transactions in the three months ended June 30, 2010 includes bonuses and severance agreements with employees of the Company, as well as loan sales to a party related by virtue of having certain directors and officers in common and administrative services performed by the same related party.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 5, 2010, the Company had the following common shares and stock options outstanding:

Common shares	139,529,934
Stock options	6,664,166
Common shares on full dilution of stock options	146,194,100

As at August 5, 2010, there were 4,454,165 “in the money” stock options outstanding, of which 841,633 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values. These market changes may be regional, national or international in nature or may revolve around a specific product type. Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts. Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first mortgage financings;

  emphasis on borrowers’ experience;

  local and regional diversification of mortgages;

  diversification of the loan portfolio by asset type;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan originators and underwriters;

  allocation of the responsibility of the loan to two Quest employees which allow for peer review;

  physical inspection of the property;

  review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

  continuous written status updates provided on the business plans and if applicable, construction progress;

  the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

  the segregation of duties to ensure that qualified staff members are satisfied with all due diligence requirements prior to funding.

The Company’s focus on loan remediation and the collection of loans included the strengthening or implementation of additional procedures. These include:

  the formation of a remediation team who focus on the identification and remediation of problem loans;

  strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

  frequent physical inspection of the properties by loan remediation team members;

  engaging new legal counsel, realtors, and other professionals;

  frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which comprises three independent directors. They are provided, monthly, with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board. The Board has delegated approval authority for all loans less than $15 million to an approval committee composed of members of senior management. In addition, at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at June 30, 2010, the largest loan in the Company’s loan portfolio was $28.6 million (14% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at June 30, 2010, the Company had future loan commitments to borrowers of up to $8,450. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at June 30, 2010, 24% of the Company’s principal loan balance (before provisions) or $56.9 million, is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities. The Company’s material market risk is limited to interest rates as noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at June 30, 2010, the Company had one variable rate loan priced off the bank prime rate with an aggregate principal of $20.0 million and 24 fixed-rate loans with an aggregate principal of $213.7 million.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board of Directors, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended June 30, 2010 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.